The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Subject to Completion. Dated November 24, 2008.

Prospectus Supplement to Prospectus dated October 10, 2008.

$ The Goldman Sachs Group, Inc. % Notes due

The Goldman Sachs Group, Inc. will pay interest on the notes on         and         of each year. The first such payment will be made on        . If The Goldman Sachs Group, Inc. becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, The Goldman Sachs Group, Inc. may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The FDIC guarantee has not been registered under the Securities Act of 1933.

Application will be made to list the notes on the Official List of the Luxembourg Stock Exchange and to admit them to trading on the Regulated Market of the Luxembourg Stock Exchange, which is a regulated market within the meaning of Directive 93/22/EEC. However, there is no assurance that The Goldman Sachs Group, Inc. will obtain the listing, and The Goldman Sachs Group, Inc. is under no obligation to maintain the listing if the application is granted. See “Underwriting” on page S-13 for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered under the Securities Act of 1933 for the purpose of sales outside the United States.

	Per Note	Total

Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from             , 2008 and must be paid by the purchaser if the notes are delivered after             , 2008.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on             , 2008.

The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale, and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus are being used by them in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated             , 2008.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (“DTC”) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC, including Clearstream Banking, société anonyme, and Euroclear Bank SA/NV. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The notes will be a series of senior debt securities issued under our senior debt indenture dated as of July 16, 2008 between us and The Bank of New York Mellon, as trustee. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Notes

The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: % Notes due

•	Issuer of the notes: The Goldman Sachs Group, Inc.

•	Total principal amount being issued: $

•	Initial public offering price: % of the principal amount

•	Underwriting discount: % of the principal amount

•	Issue date: , 2008

•	Stated maturity:

•	Interest rate: % annually

•	Date interest starts accruing: , 2008

•	Due dates for interest: Every and

•	First due date for interest:

•	Regular record dates for interest: Every and

•	Day count convention: 30/360 (ISDA); we will calculate accrued interest on the basis of a 360-day year of twelve 30-day months

•	Denomination: Integral multiples of $1,000, subject to a minimum denomination of $2,000

•	FDIC Guarantee: This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The FDIC guarantee has not been registered under the Securities Act of 1933. In addition, the FDIC guarantee is not entitled to the protections of the Trust Indenture Act of 1939.

•	Listing: Application will be made to list the notes on the Regulated Market of the Luxembourg Stock Exchange, although there is no assurance that we will obtain the listing, we are not required to maintain the listing and we may terminate the listing upon certain events. See “Underwriting” on page S-13 for additional information.

•	Business day: Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

•	Following unadjusted business day convention: For any interest payment date other than the stated maturity date that falls on a day that is not a business day, any payment due on such interest payment date will be postponed to the next day that is a business day; provided that interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of actual payment of such interest as so postponed. In all cases, if any payment date with respect to the notes falls on a day that is not a business day, any payment of principal and interest otherwise due on such day will be made on the next succeeding business day, and no interest shall accrue on such payment for the period from and after such payment date.

•	Defeasance: The notes are subject to defeasance and covenant defeasance by us.

•	Additional amounts: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “Additional Information About the Notes — Payment of Additional Amounts”.

•	Tax Redemption: We will have the option to redeem the notes before they mature if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Additional Information About the Notes — When We Can Redeem the Notes”.

•	Repayment at option of holder: none

•	CUSIP Number:

•	ISIN Code:

•	Common Code:

THE FDIC GUARANTEE

In response to the current bank liquidity crisis and resulting economic turmoil the Secretary of the Treasury of the United States, in consultation with the President and upon the recommendation of the Board of Directors of the Federal Deposit Insurance Corporation (the “FDIC”) and the Board of Governors of the Federal Reserve System, has invoked the systemic risk exception of the Federal Deposit Insurance Improvement Act of 1991. This action permits the FDIC to provide a guarantee for newly issued senior unsecured debt of U.S. bank holding companies under the Temporary Liquidity Guarantee Program (the “TLG Program”).

The Goldman Sachs Group, Inc. is a U.S. bank holding company eligible to participate in the TLG Program, and the notes offered by this prospectus supplement, including your notes, are guaranteed by the FDIC under that program. The FDIC has concluded that the guarantee by the FDIC under the TLG Program (the “FDIC Guarantee”) is subject to the full faith and credit of the United States pursuant to Section 15(d) of the Federal Deposit Insurance Act. However, the FDIC Guarantee is subject to certain limitations that you should consider. Furthermore, the FDIC Guarantee is exempt from the registration requirements of the Securities Act of 1933, has not been registered with the SEC and is not entitled to the protections of the Trust Indenture Act of 1939.

Before investing in the notes, you should read carefully the following description of the TLG Program and the FDIC Guarantee, as well as the related risk factors under “— Risk Factors Relating to the FDIC Guarantee”.

Please note that the TLG Program is new and the rules, procedures and practices of the FDIC governing the operation of the program, including the FDIC Guarantee of your notes, may be amended and are subject to evolving interpretation by the FDIC. The following summary is based on the final rules for the TLG Program adopted by the FDIC on November 21, 2008.

The TLG Program

Under the TLG Program, the FDIC will guarantee payment of qualifying debt issued by eligible U.S. bank holding companies, such as The Goldman Sachs Group, Inc., on or before June 30, 2009, subject to certain restrictions. Among other things, we may not use the proceeds of FDIC-guaranteed debt to prepay any of our other debt that is not FDIC-guaranteed. In addition, unless we have issued the maximum permitted amount of FDIC-guaranteed debt, we may not issue any qualifying debt that is not covered by the FDIC Guarantee unless the debt has a maturity date after June 30, 2012 and we pay an FDIC assessment fee. If we issue any FDIC-guaranteed debt, we must pay certain assessment fees to the FDIC.

Terms of the FDIC Guarantee

Please note that this subsection entitled “Terms of the FDIC Guarantee” describes the terms of the FDIC Guarantee applicable to your notes.

Under the TLG Program, if we fail to make a timely payment of principal or interest as described in this prospectus supplement and do not cure such failure to pay within the period prescribed in the indenture, the FDIC will make scheduled payments of the unpaid principal and interest pursuant to the terms of your notes.

If we fail to make payments on the notes when due (after any grace period), the trustee is obligated to make a written demand for payment of the guaranteed amount to the FDIC on behalf of all holders of the notes pursuant to the TLG Program. The trustee will agree, as part of the terms of the notes, to make the demand promptly but, under the TLG Program, must in any event make the demand, with a proof of claim required under the TLG Program, within 60 days of the occurrence of our failure to pay on the notes. If the demand is not made within such period, the FDIC will be under no obligation to make the payments on the notes under the FDIC Guarantee. The TLG Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee. The trustee is also obligated to give notice to the FDIC if we are in default of any payment under the notes (without regard to any cure period) within one business day of such payment default.

If we fail to make any payments on the notes when due, the resulting event of default will not permit the trustee or the holders of the notes to accelerate the maturity of the notes during any period when the FDIC is making timely guarantee payments of principal and interest in respect of the notes. In addition, subject to the terms of the Master Agreement referred to below, no event of default, including any resulting from a bankruptcy event, will result in the automatic acceleration of the notes. As a result, the remedies that would otherwise be available under the indenture to the trustee and holders upon the occurrence of an event of default will be substantially limited and, among other things, will not include any right to accelerate the maturity of the notes upon a payment default if the FDIC makes timely guarantee payments under the TLG Program. With regard to your notes, the description of remedies under the indenture that appears in the accompanying prospectus is subject to and superseded by the foregoing. The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur. If the FDIC makes payment under the FDIC Guarantee on your notes upon our failure to pay, the FDIC will be subrogated to the claims of the holders against us. In addition, the trustee will assign the rights of all holders of the notes to the FDIC if a bankruptcy or insolvency proceeding is commenced with respect to us, so that the FDIC may receive any and all distributions on the notes from the proceeds of our receivership or bankruptcy estate. In such a case, if any holder of the notes has received any distribution from the receivership or bankruptcy estate prior to the FDIC’s payment under the FDIC Guarantee, the guaranteed amount paid by the FDIC to such holder will be reduced by the amount the holder has received in the distribution from the receivership or bankruptcy estate. Also, when the FDIC commences making payments on your notes upon our failure to pay, the trustee is obligated to assign its right as representative of the holders to receive any and all payments from us to the FDIC.

We expect to enter into a Master Agreement with the FDIC prior to issuance of the notes. Among the terms of the Master Agreement, we agree to pay the FDIC any amounts it pays to the holders of the notes under the FDIC Guarantee of the notes. In addition, we agree not to amend or waive any provision of the notes required by the Master Agreement with regard to principal, interest, payment, default or ranking without the express written consent of the FDIC.

The FDIC will make all determinations as to amounts payable under its guarantee. The FDIC’s determinations will be final and binding on all persons, including holders of the notes, subject only to the right of a holder or other interested party to seek judicial review by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its final determination.

Risk Factors Relating to the FDIC Guarantee

Acceleration of the Notes Will Not Be Available If the FDIC Makes Timely Payments

Upon an event of default (including a default involving a bankruptcy event), neither the trustee nor the holders will be entitled to accelerate the maturity of the notes as long as the FDIC makes timely payments on the notes.

Guarantee Payments by the FDIC May Be Delayed

There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a conforming proof of claim from the trustee and verifies the same. Therefore, if the FDIC does not timely make the guarantee payments after it is required to do so, the guarantee payments on your notes could be delayed from the date the payment is due under the terms of your notes.

You May Lose the Right to Payment under the FDIC Guarantee If the Trustee Fails to Follow the FDIC Claims Process

In order to recover payment under the FDIC Guarantee after our failure to pay on your notes, the trustee of your notes must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of our failure to pay. As described above in the subsection entitled “Terms of the FDIC Guarantee”, if the trustee fails to follow the FDIC claims process pursuant to the TLG Program, you may be deprived of all rights and remedies with respect to the guarantee claim.

The Determination of the FDIC on any Matter Relating to the FDIC Claims Process Will Be Final and Binding on you and us, Subject to Judicial Review

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders. Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the FDIC makes its determination.

The TLG Program Is New and Subject to Change

The TLG Program is new and no claims have been made or paid under it to date. The TLG program is governed by the final rules that were adopted by the FDIC on November 21, 2008, and those rules may be amended and are subject to evolving interpretation by the FDIC after the date of this prospectus supplement. Thus, your ability to obtain payment on your notes under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future. Our summary of the FDIC Guarantee and the risks of investing in reliance on that guarantee, as set forth in this prospectus supplement, are based solely on the final rules adopted by the FDIC as of the date of this prospectus supplement.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as global notes registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”.

Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Those organizations include Euroclear and Clearstream, Luxembourg. See “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for additional information about indirect ownership of interests in the notes.

Notices

As long as any notes are listed on the Luxembourg Stock Exchange and its rules require, notices to holders of registered notes will be given by publication in a daily newspaper of general circulation in Luxembourg, which we expect to be the Luxemburger Wort, or on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. The term “daily newspaper” means a newspaper that is published on each day, other than a Saturday, Sunday or holiday, in Luxembourg or, when applicable, elsewhere in Western Europe. A notice will be considered received on the date it is first published. If notice cannot be given as described in this paragraph because the publication of any newspaper is suspended or it is otherwise impractical to publish the notice, then notice will be given in another form. The alternate form of notice will be sufficient notice to each holder. Notices to be given to holders of notes in registered form will be sent by mail to the respective addresses of the holders as they appear in the security register and will be deemed delivered when mailed. Neither the failure to give notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Payment of Additional Amounts

We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment, we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute or by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including The Goldman Sachs Group, Inc.) and would not be imposed if made by another paying agent;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union;

•	any tax, assessment or other governmental charge imposed solely because the holder (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes only nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal, or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.

When we refer to a “U.S. taxing authority” in this subsection and “— Payment of Additional Amounts” above, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all those areas subject to the jurisdiction of the United States of America.

When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Notes

We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after                    .

If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus.

We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. and Goldman Sachs International to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) and propose to invest in the notes described in this prospectus supplement and accompanying prospectus, you should consult your legal counsel.

VALIDITY OF THE NOTES

The validity of the notes, but not the FDIC Guarantee, will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the notes described in this prospectus supplement.

EXPERTS

The financial statements and financial statement schedule of The Goldman Sachs Group, Inc. incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended November 30, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 30, 2007 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three months ended February 29, 2008 and for the three months ended February 23, 2007 incorporated by reference in this prospectus supplement, the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three and six months ended May 30, 2008 and for the three and six months ended May 25, 2007 incorporated by reference in this prospectus supplement, and the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three and nine months ended August 29, 2008 and for the three and nine months ended August 31, 2007 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 3, 2008, June 28, 2008 and October 3, 2008 incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

UNDERWRITING

The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriters	of Notes

Goldman, Sachs & Co.	$

Total	$

The notes sold by the underwriters to the public will initially be offered at the applicable initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

The notes will not be exclusively marketed and targeted to retail customers.

The underwriters intend to offer the notes for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Goldman Sachs International that they intend to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. and Goldman Sachs International nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the notes will be made against payment therefor on          , 2008, which is the      business day following the date of the final prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes initially will settle on the      business following the day of pricing (“T+  ”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States unless such offers or sales are made by or through broker-dealers that are members of the Financial Industry Regulatory Authority, Inc. and are registered with the Securities and Exchange Commission.

The Goldman Sachs Group, Inc. will apply to list the notes on the Luxembourg Stock Exchange in accordance with the rules thereof. However, there is no assurance that The Goldman Sachs Group, Inc. will obtain the listing and, if obtained, The Goldman Sachs Group, Inc. is under no obligation to maintain the listing. Holders should be aware that, in circumstances where a listing on the Luxembourg Stock Exchange’s regulated market would require preparation of periodic reports in accordance with standards other than U.S. periodic reporting standards or financial statements in accordance with standards other than U.S. Generally Accepted Accounting Principles, or in any other circumstances where Directive 2004/109/EC, commonly known as the Transparency Directive, is implemented in a manner that, in our opinion, is unduly burdensome for us, the notes may be delisted from the Luxembourg Stock Exchange’s regulated market. We may, but are not obligated to, seek an alternative listing for the notes on an unregulated market or on a stock exchange outside the European Union. However, if such alternative listing is not available or is, in our opinion, unduly burdensome, an alternative listing for the notes may not be obtained.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii)  to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered in or from Switzerland on the basis of a public offering and will not be listed on a Swiss Exchange. Accordingly, this prospectus supplement and accompanying prospectus do not constitute a prospectus as defined in art. 1156 of the Swiss Code of Obligations or a listing prospectus as defined in art. 32 of the Listing Rules of the SIX Swiss Exchange. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the notes, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $     .

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

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The Goldman Sachs Group, Inc.

     % Notes due

Goldman, Sachs & Co.